Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.  You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus.

	Six Months Ended	Fiscal Year Ended
	June 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008

Consolidated ratios of earnings to fixed charges	2	10	35	34	—	—

For purposes of calculating the ratios in the table above, earnings consist of income from continuing operations before provision for taxes on income less noncontrolling interests. “Fixed charges” consist of interest expense, which includes amortization of debt premium, discount and other debt costs, one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material, and capitalized interest. The ratio was calculated by dividing the sum of the earnings (as defined above) by the sum of the fixed charges (as defined above). For the years ended December 31, 2008 and 2009, our pre-tax losses were $5.6 million and $28.2 million, respectively, and were insufficient to cover fixed charges for those periods.